  Exhibit 99.1

Trilogy International Partners Inc. Changes its 2020 Annual General Meeting of Shareholders to a Virtual Meeting

BELLEVUE, Wash., May 20, 2020 -- Trilogy International Partners Inc. (“TIP Inc.”) (TSX: TRL), an international wireless and fixed broadband telecommunications operator, announced today that it has changed the format of its Annual General Meeting (“AGM”), scheduled for May 29, 2020 at 8:00 a.m. PT, to a virtual-only AGM.

TIP Inc. will not be able to hold an in-person meeting due to COVID-19 pandemic restrictions against public gatherings in Washington State, the location of TIP Inc.’s headquarters.

Although TIP Inc. shareholders will not be able to attend the AGM at a physical location, the platform for the virtual AGM will provide shareholders as of the close of business on April 13, 2020, and their proxy holders, the ability to listen to the AGM live, submit questions and vote during the meeting. The agenda of the virtual AGM will consist of the election of directors and the appointment of the company’s auditor. TIP Inc. does not plan to provide a presentation or host Q&A during the virtual meeting. However, TIP Inc. released its first quarter 2020 financial statements on May 11. These materials can be found on TIP Inc.’s website: http://www.trilogy-international.com/TRL/quarterly_results/3422.

To be admitted to the virtual AGM, shareholders and their proxy holders need to visit https://www.issuerdirect.com/virtual-event/trl and enter the control number included on the proxy form. Beneficial owners and their proxy holders are encouraged to call 844-399-3386 as soon as possible to identify themselves and receive clearance to attend the AGM on the meeting date. Online check-in will begin at 7:30 a.m. PT, 30 minutes before the start of the meeting. The AGM will commence promptly at 8:00 a.m. PT on May 29, 2020.

Even if you plan to attend the virtual AGM, TIP Inc. strongly recommends that you vote in advance of the AGM by telephone or Internet by 5:00pm ET on May 27 to ensure that votes can be tabulated before the AGM and to expedite the conduct of the meeting. Before you vote, you should read the management information circular dated April 14, 2020, and related AGM materials. These materials are available at https://www.issuerdirect.com/virtual-event/trl.

To cast your vote, please carefully follow the instructions contained in the proxy or voting instruction form that you have received. If you appoint a proxy to cast your vote, your appointment authorizes the proxy holder to vote your common shares in the same manner as if you mark, sign and return your proxy card or voting instruction form.

In order to be effective, proxies and voting information forms must be received by TSX Trust Company, TIP Inc.’s transfer agent, no later than 5:00 p.m. ET on May 27, 2020, or, in case of an adjournment or postponement of the AGM, 48 hours prior to the close of business on the date of any adjournment or postponement thereof. Information on how to return proxies and voting information forms to TSX Trust by mail, telephone or Internet appears on the proxy and voting information forms. The time limit for the deposit of proxies may be waived by the Chair of the AGM without notice.

About Trilogy International Partners Inc.
TIP Inc. the parent company of Trilogy International Partners LLC (“Trilogy”), a wireless and fixed broadband telecommunications operator formed by wireless industry veterans John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy's founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets and the United States.

Trilogy currently provides wireless communications services through its operating subsidiaries in New Zealand and Bolivia. Its head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA.

For more information, visit www.trilogy-international.com.

Cautionary Statements

Certain information contained in this news release may be “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America. Forward-looking information and forward-looking statements are often, but not always identified by the use of words such as "expect", "anticipate", "believe", "foresee", "could", "estimate", "goal", "intend", "plan", "seek", "will", "may" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, matters relating to the virtual AGM, including the timing, location and shareholders’ ability to vote and/or participate in the AGM.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this press release are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; and data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements, including without limitation, those risk factors set forth in our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this press release, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this press release. Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this press release represent our expectations as of the date of this press release or the date indicated. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Annual General Meeting Contacts

Maria Goffman	Scott Morris
425-458-5900	425-458-5900
Maria.Goffman@trilogy-international.com	Scott.Morris@trilogy-international.com
Corporate Paralegal	Senior Vice President, General Counsel